Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Hydro One Inc. (“Hydro One”)

483 Bay Street, South Tower, 8th Floor

Toronto, Ontario M5G 2P5

Item 2:	Date of Material Change

January 10, 2023

Item 3:	News Release

A news release announcing the material change referred to in this report was issued through Cision Canada and filed on SEDAR under Hydro One’s profile at www.sedar.com on January 10, 2023.

Item 4:	Summary of Material Change

On January 10, 2023, Hydro One Limited’s (“HOL”) board of directors announced the appointment of David Lebeter as HOL’s and Hydro One’s new President and Chief Executive Officer (“CEO”). Mr. Lebeter’s appointment as CEO of HOL and Hydro One is effective February 1, 2023 and his transition will be supported by Interim President and CEO, William (Bill) Sheffield.

Item 5:	Full Description of Material Change

On January 10, 2023, HOL’s board of directors announced the appointment of David Lebeter as HOL’s and Hydro One’s new President and CEO. Mr. Lebeter’s appointment is effective February 1, 2023 and his transition will be supported by Interim President and CEO William (Bill) Sheffield. Following his effective start date, Mr. Lebeter will also be appointed to the board of directors of Hydro One effective February 1, 2023.

Mr. Lebeter is a highly regarded leader with deep industry experience, strong people leadership skills and proven results in improving safety, productivity, operational performance and customer experience. With more than 40 years of experience in the utility and forestry sectors, Mr. Lebeter currently serves as Hydro One’s Chief Operating Officer with responsibility for transmission and distribution including construction, maintenance, vegetation management as well as system operations, asset planning and engineering. He is also responsible for Hydro One Remote Communities Inc., which serves remote communities in Ontario’s far north. Before joining Hydro One, Mr. Lebeter held executive positions in safety and operations at BC Hydro and in the forest industry.

Bio: David Lebeter

David Lebeter was appointed President and CEO of HOL and Hydro One in January 2023, with an effective date of February 1, 2023. Mr. Lebeter is a highly regarded leader with over 40 years’ experience in the utility and forestry sectors and a reputation for driving improved safety, employee engagement, productivity, customer centricity and successfully delivering capital investments.

Mr. Lebeter has 18 years of experience in all facets of the electricity sector and was most recently the Chief Operating Officer of Hydro One Networks Inc., a role he assumed in January 2020, with responsibility for transmission and distribution, including construction, maintenance, vegetation management as well as system operations, asset planning and engineering. Under Mr. Lebeter’s leadership, the company has improved safety, productivity, reliability and customer experience.

Before joining Hydro One, he held progressively senior positions in operations and safety at BC Hydro from 2005 to 2019, including leadership roles in generation, transmission, distribution and safety. During his tenure, he was responsible for improving safety, reliability, employee engagement and customer service, lowering costs and building trust with union leaders and Indigenous communities. Mr. Lebeter spent 23 years in the forest industry prior to joining the utility sector, working in leadership positions responsible for operations.

Mr. Lebeter has previously served as an Executive Board Member for Smart Grid Northwest, as an Operations Board Member for Western Energy Institute, and as the Chairman of the Distribution Council with the Canadian Electricity Association. He holds his ICD.D from the Institute of Corporate Directors.

Mr. Lebeter holds a Bachelor’s degree in Forestry from the University of British Columbia, and is a registered professional forester. In addition, Mr. Lebeter holds an Executive Master of Business Administration from Simon Fraser University.

Item 6:	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information please contact:

Paul Harricks

Executive Vice President and Chief Legal Officer

Tel: (416) 345-5000

Item 9:	Date of Report

January 10, 2023.

Caution Regarding Forward-Looking Information

This material change report may include “forward looking information” within the meaning of applicable securities laws. We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward looking information or could cause our current objectives, strategies and intentions to change, and many of these factors are beyond our control and current expectation or knowledge. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and disclaims any obligation, to update any forward-looking information, except as required by law.